FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 20, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release dated 19 January 2009

Item 1

IR / Press Release

Amsterdam, 19 January 2009

ABN AMRO Holding N.V. (ABN AMRO or ABN AMRO Group) refers to the trading update issued by RBS dated today.

ABN AMRO Group Trading Update

ABN AMRO announces – on an estimated and unaudited basis - a profit after tax of approximately EUR 3.5 bn for the full year of 2008 comprising a loss after tax in the region of EUR 13 bn from continuing operations offset by a gain after tax of EUR 16.5 bn from discontinued operations, including the results from the sale and transfer of Banco Real, Banca Antonveneta and the Asset Management business.

The loss from continuing operations is primarily due to the Global Banking & Markets (GBM) business acquired by RBS, the performance of which can only be evaluated on an aggregate RBS Group basis, due to new business being redirected towards RBS and substantial existing business activities having been transferred to RBS during 2008. The major components of the operating losses are described in the trading update of RBS. In addition, the ongoing transition of existing business activities from ABN AMRO to RBS have resulted in material realised losses for ABN AMRO, which are however neutral on a RBS Group basis.

The businesses acquired by the Dutch government, principally the Dutch branch network and the Private Clients business, were profitable for the full year.

ABN AMRO Group continues to be well-capitalised and well-funded. The estimated tier one and the total BIS capital ratio at the end of 2008 are approximately 10.5% and 14% respectively.

This announcement is based on preliminary and unaudited results. ABN AMRO Group’s full year 2008 results will be published in March 2009.

-.-.-

For further details and additional information, please visit www.rbs.com/ir for the RBS statement published today or contact:

Investors:	Press:
Richard O'Connor	Neil Moorhouse
Head of Investor Relations RBS	Head of Communications ABN AMRO
Telephone +44 (0) 20 7672 1758	Telephone +44 (0) 131 523 4414

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	January 20, 2009	By:	/s/ Petri Hofste
			Name:	P.H.M. Hofste
			Title:	Deputy Chief Financial Officer

		By:	/s/ M. Boyle
			Name:	M. Boyle
			Title:	Chief Accountant